SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE NEW YORK 10036-6522	FIRM/AFFILIATE OFFICES

	TEL: (212) 735-3000	BOSTON
	FAX: (212) 735-2000	CHICAGO
	www.skadden.com	HOUSTON
LOS ANGELES
DIRECT DIAL		PALO ALTO
212-735-2790		SAN FRANCISCO
DIRECT FAX		WASHINGTON, D.C.
917-777-2790		WILMINGTON
rprins@SKADDEN.COM
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
	September 25, 2012	MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

VIA EDGAR

Mr. Larry Greene

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Registration Statement (333-183530) of
Prospect Capital Corporation (the “Company”)

Dear Mr. Greene:

We are in receipt of comments from you dated September 20, 2012* (the “Comment Letter”) to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”).

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below.  These changes are reflected in Pre-Effective Amendment No. 1 to the Company’s Registration Statement being filed today.

* Received on September 21, 2012.

The Company’s responses to the comments are set forth below.  For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response.

General

1.  The shelf includes units which are unspecified combinations of other securities. Please add an undertaking to the effect that the Fund will not sell any units until after the Fund has filed a reviewable post-effective amendment under §8(c) of the Securities Act and each such filing has been accelerated by the staff.

The Company has included the following undertaking in Item 34 of the Registration Statement:

“The Registrant undertakes that it will not sell any units consisting of combinations of securities that have not previously been described in a registration statement of the Registrant or an amendment thereto that was subject to review by the Commission and that subsequently became effective.”

This is the form of undertaking provided by Apollo Investment Corporation, which had its registration statement declared effective on September 14, 2012.

Later related disclosure captioned “Description of Our Units” states that: “We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security.” Explain to the staff whether, to your knowledge, other funds or entities have offered similar units, whether such other units have been offered off the shelf, whether the units will be offered at below net asset value, whether such offerings will involve a pooling of interests, whether the Fund may be subject to any continuing liability to holders of such units, whether the units will be rated, whether third party securities may include derivatives, commodities or structured products, and the material risks related to the various groupings of underlying securities, including any market or liquidity risks.

To the Company’s knowledge, no other business development company has offered units; however, Ares Capital Corporation, Apollo Investment Corporation and BlackRock Kelso Capital Corporation, among others, have included similar disclosure for units in their recent shelf registration statements.  Inasmuch as specific types of units have not yet been identified and will be subject to further review in accordance with the undertaking set out above, the Company believes, as did Ares Capital Corporation, Apollo Investment Corporation and BlackRock Kelso Capital Corporation, that it is not possible to discuss particular types of units at this time.

Last of all, confirm that the unit agreement governing the units will be filed, clarify whether each unit issuance or unit series issuance will be based on a unique agreement, and that the applicable prospectus supplement will be updated to reflect the circumstances of each unit offering.

The Company will file each unit agreement governing the units in a post-effective amendment. The applicable prospectus supplement will be updated to reflect the circumstances and terms of each unit offering.

2.  Please state in your response letter the procedure to be followed to obtain FINRA review and clearance of the filing, including the form of prospectus supplements regarding the Fund’s contemplated offerings.

The Company expects to file the Registration Statement, including all forms of prospectus supplements, with FINRA for same day clearance shortly following the filing of Pre-Effective Amendment No. 1 to the Registration Statement.

3.  As disclosed throughout the filing, the Fund may offer from time to time on a delayed basis the Fund’s common stock, preferred stock, debt securities, subscription rights, warrants, or units. Either provide draft supplements for the various offerings or add appropriate disclosure to the current filing.

The Company has included in the Registration Statement forms of prospectus supplements for common stock, preferred stock, warrants, subscription rights, debt securities, and units.  These are the most likely securities to be offered.  The Company may, of course, offer more than one type of security at the same time in the same prospectus supplement which would differ from a prospectus supplement for only a single type of security, just as the terms of the Company’s various offerings of debt securities differ from prospectus supplement to prospectus supplement.

4.  The prospectus discloses in several locations that the Fund may enter into derivative transactions. Please disclose all material derivative investments in the prospectus. In this regard, see The Letter to ‘Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

The Company has not engaged in derivative or hedging transactions and has no current intention to engage in such transactions.  However, the Company does have the ability to engage in such transactions.  As such, the Company directs your attention to the risk factor in the Registration Statement, “We may expose ourselves to risks if we engage in hedging transactions.”  The Company believes the risk factor is comprehensive and effectively states the risks of the Company engaging in hedging transactions, including derivatives.  For ease of reference, the risk factor is copied below.

“We may expose ourselves to risks if we engage in hedging transactions.

We may employ hedging techniques to minimize certain investment risks, such as fluctuations in interest and currency exchange rates, but we can offer no assurance that such strategies will be effective. If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

Furthermore, our ability to engage in hedging transactions may also be adversely affected by recent rules adopted by the CFTC.

The success of our hedging transactions depends on our ability to correctly predict movements, currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. The degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies. The Company has no current intention of engaging in any of the hedging transaction described above, although it reserves the right to do so in the future.”

5.  Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example, disclose the meaning of the following terms used in various places throughout the document: middle market company, mezzanine debt or mezzanine loan, and balance sheet liquidity. Lastly, clarify the industry referred to by the highlighted clause in the following sentence: “From our inception to the fiscal year ended June 30, 2007, we invested primarily in industries related to the industrial/energy economy.”

The Company has included the following disclosure regarding the definition of “middle market company” under Prospectus Summary on page 2 of the Registration Statement and Business on page 83 of the Registration Statement:  “In this prospectus, we use the term “middle-market” to refer to companies with annual revenues between $50 million and $2 billion.”  The Company has already defined the meaning of mezzanine debt as debt that is “subordinated to senior loans and is generally unsecured” under Business on page 83 of the Registration Statement and has added disclosure under Prospectus Summary on page 3 of the Registration

Statement.  The Company believes that the term “balance sheet liquidity” is plain English.  The Company refers you to page 34 of the U.S. Securities and Exchange Commission, A Plain English Handbook (1998), where the term “liquidity” is used in an example, thus having a plain English meaning.

The Company has added disclosure to describe the industrial/energy economy.

Prospectus Cover

6.  Delete or revise the highlighted clause appearing in the following statement: “Investing in our Securities involves a heightened risk of total loss of investment ~~and is subject to risks~~.”

The Company has revised disclosure accordingly.

Prospectus

PROSPECTUS SUMMARY

The Offering (Page 3)

7.  The third paragraph discusses the previous instances of shareholder approval of the Fund’s authority to sales securities at a price below current net asset value. Please reformat the discussion chronologically or explain why the information is best presented by discussing the approval out of sequence, i.e., by discussing 2008 after discussing such approvals in 2011 and 2012.

The Company has revised disclosure accordingly.

Fees and Expenses (Page 6)

8.  Revise the fee and expense table as follows:

i)      reformat the fee table consistent with Item 3, Form N-2 requirements,

The Company has revised disclosure accordingly.

ii)     clarify whether one or both components of the incentive fee are “pre-incentive fee” calculations, and

The Company’s disclosure states that the incentive fee on income other than capital gains is pre  incentive fees.  The Company has added disclosure to the effect that the capital gain incentive fee is paid without regard to pre incentive-fee income.

iii)   add disclosure indicating that the 2% of gross assets calculation will result in a fee based, at least in part, on assets borrowed for purposes that are unrelated to the Fund’s investment activities.

The Company has revised disclosure accordingly.

RISK FACTORS

Risks Relating To Our Operation as A Business Development Company

Securitization of our assets subjects us to various risks. (Page 26)

9.  Add the clause as indicated to the following disclosure: “We refer to the term securitize to describe a form of leverage under which a company such as the Fund (sometimes referred to as an “originator” or “sponsor”) . . .”

The Company has revised the disclosure accordingly.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments. (Page 30)

10.  If the Fund will engage in any currency derivatives in connection with its foreign securities investments, add appropriate strategy and risk disclosure.

The Company has not used currency derivatives and has no current intention of using currency derivatives in connection with any foreign securities investments.  The Company also directs your attention to its response to comment 4 regarding the Company’s disclosure of the risks to engaging in hedging transactions.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock (Page 35)

11.  In discussing the Fund’s anti-takeover provisions it is said that: “Our Board of Directors is authorized to create and issue new series of shares, to classify or reclassify any unissued shares of stock into one or more classes or series, including preferred stock . . .” This disclosure reserves the right to create multiple series and classes. Section 18(f)(2) and Rule 18f-2, which permit multiple classes, only apply to open-end funds. The Fund should revise the disclosure or otherwise confirm that it will not avail itself of the provision without exemptive relief.

The disclosure is a statement of state law matters and not a statement of regulatory limits.  The Company accordingly believes the disclosure is accurate.  Further, the Company has added the following disclosure under “Regulation—Senior Securities:” “The 1940 Act allows BDCs to issue multiple series of the same class of preferred stock and to issue multiple classes in connection with certain refundings and reorganizations.”

BUSINESS

Our Investment Objective and Policies (Page 83)

12.  Add the substance of the disclosure in the first two paragraphs to the summary.

The Company has revised disclosure accordingly.

13.  The fourth paragraph indicates that the Fund’s 30% bucket may include investments in CLO pools. If appropriate, add disclosure regarding the liquidity of these investments, that such investments may subject shareholders to duplicative fees, that these securities are rated as or are equivalent to junk bonds and, if accurate, that the Fund may invest in such issuer from emerging market countries.

The Company has added the following disclosure:  “CLO investments are illiquid non-investment grade securities that may subject shareholders to duplicative fees.”  The Company does not and has no intention to invest in such an issuer from emerging growth countries.

DESCRIPTION OF OUR DEBT SECURITIES (Page 139)

14.  The prospectus in the third paragraph states that the Fund has filed the form of indenture with the SEC. Advise the staff when the Fund will file a Form T-1.

The Form T-1 is filed with this Pre-Effective Amendment No. 1 to the Registration Statement as Exhibit D(5).

Part C — Item 34

15.  Add undertakings to this item to the affect that:

a.           the Fund undertakes to file a post-effective amendment containing a prospectus pursuant to §8(c) of the Securities Act prior to any offering by the Fund of its common stock below net asset value, and

The Company believes that the above requested undertaking is not the policy of the Division of Investment Management, which was established in the context of the Company’s shelf registration statement in early 2009 and from which the Company and other business development companies have not deviated since that time.  We note that Ares Capital Corporation and Apollo Investment Corporation, each of which had a new shelf registration statement declared effective within the previous 60 days, were not required to include such an undertaking.  The Company also believes your request is inconsistent with the undertakings set forth in Form N-2 and with Section 8 of the Securities Act of 1933 and the 400 series set of rules thereunder.

b.           the Fund undertakes to file a post-effective amendment containing a prospectus pursuant to §8(c) of the Securities Act prior to any offering by the Fund of rights to subscribe for shares.

The Company believes that the suggested undertaking is not consistent with previous policy of the Division of Investment Management.  On behalf of another business development client, we specifically discussed this subject with Christian Sandoe within the past 12 months and were informed that rights offerings that would not cross the 15% dilution threshold may be done on a takedown without prior Staff review.

*              *              *              *              *

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.  If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Sincerely,

/s/ Richard Prins
Richard Prins